SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 7, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

-

Financial statements as of and for the Full Fiscal Year ended December 31, 2005.

Financial Statements

as of December 31, 2005 and 2004

together with Auditor’s Report

To our Shareholders, Customers and Employees:

Once again we are pleased to share our annual business performance with you. In this letter, we would like to highlight the challenges we faced in 2005, focus on the way we conducted our business and finally outline our future goals and strategies.

As we look back at the year, we can affirm that we are satisfied with our company’s performance in 2005. We believe that 2005 constituted a major turning point in our history, particularly after the late 2001 severe financial crisis which affected Argentina as a whole and strongly impacted on TGS’s sound business foundations. Since then, we have fully displayed our skills and capabilities to refocus TGS in the direction of this new context, and we can proudly announce that we have succeeded. Firstly, we started the year with the major achievement of having restructured our financial indebtedness, a pivotal challenge we had had to undertake as a result of the mentioned crisis. Secondly, 2005 marked the launching of a further expansion of our gas transportation pipeline system, within an expansion investment model different from the ones that we had conducted since the beginnings of our company. In line with our goal to continue positioning TGS as a gas industry leader - and driven by the mentioned change in the investment paradigm- we have concluded the greatest expansion of our pipeline system in unprecedented time, within the financial framework provided by the Executive Branch.

To sum up, in 2005, we started to drive a fundamental change in the course of our history, and we firmly believe we have set strong foundations for pursuing this new direction. However, we are aware that we still have to achieve critical definitions in connection with our gas transportation license renegotiation in order to restore the profitability of our regulated business, essential to set the course of long- term genuine growth.

TGS in 2005: a major turning point in our history

Our 2005 performance was outstanding in all core aspects of our Company. We refocused all our corporate resources to concentrate on the new context. We entered into 2005 with a new debt profile: our restructuring scheme –which achieved a level of creditor’s consent of 99.8% - that was aligned both to our reality and our cash flows expectations. This strategy, along with our business performance, was reflected in an outstanding financial solvency throughout the year, which allowed us to abide by all the commitments we undertook in our indebtedness agreements.

Regarding our business performance, 2005 total revenues reported a 7% increase over 2004. This positive trend can be observed - to a greater or lesser extent - in all our business segments.  Regulated revenues maintained their share in our total revenues, accounting for 43% of them in 2005, which compares to 44% in 2004. However, the most outstanding achievement in this segment and one of the most significant highlights in 2005, was the expansion of our pipeline system in record time. This expansion was the most extensive work we have ever committed to and demanded a remarkably huge team effort from all our staff, TGS had to perform the roles of both “Project Leader” and “Project Manager” to coordinate a great diversity of participants both from the private and public field. This project was implemented within the framework of a Trust Fund constituted by the Executive Branch for the purpose of financing gas pipeline systems expansions. The expansion carried out by TGS generated a transportation capacity increase in the General San Martín Pipeline of 2.9 million cubic meters per day (“MMm3/d”) (102.4 millions of cubic feet - “MMcf/d”), and required an aggregate investment of US$ 351 million, of which US$ 311 million were financed by the investors in the Trust Fund and approximately US$ 40 million by TGS. Our investment will be repaid through 80% of the revenues obtained from the expanded transportation capacity. Along with the large-scale expansion described, in 2005 we also completed a project related to the supply of gas for export. Both expansions, added to the effect of the commercialization of remaining capacity, increased our 2005 average contracted capacity to 68.3 MMm3/d (2.4 billions of cubic feet -“Bcf/d”-) from 63.6 MMm3/d (2.2 Bcf/d) in 2004.

In spite of this rise in contracted capacity, the delay of tariffs review prevented the re-composition of our regulated business value. Although in 2005 considerable progress was achieved in the renegotiation process of our License - a Public Hearing was held and proposals were received from the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) - certain critical issues are still to be defined in our way to a final agreement. This agreement is critical to set the future course of TGS business in terms of profitability and growth.

In 2005 our non-regulated business segment maintained its high share in TGS’s mix, representing approximately 57% of total revenues. NGL production and commercialization was favored by high international prices, following the trend of the previous year. However, revenues could not fully reflect these higher prices, due to a 10% decrease in the volumes sold, derived from a shortage of natural gas available for production in 2005 first quarter. Additionally, other highlights in this segment include a long-term agreement reached with the Austral basin producers, which ensures the supply of approximately 30% of the gas required in our General Cerri Gas Processing Complex (“Cerri Complex”); as well as the successful renegotiation of the ethane sales contract.

We have also achieved significant progress and revenues increase in our Other Services business segment, which includes both “midstream” and telecommunications services, the latter rendered by Telcosur S.A. (“Telcosur”). In the midstream segment additional agreements - effective as from 2006- were reached, and initiatives were started with the aim to develop new businesses in the region. Telcosur’s performance is worth mentioning: driven by an increase in demand we entered into additional long-term service contracts and we started the expansion of the telecommunications network between Bahía Blanca and Río Grande, having completed the first section in December, while the fulfillment of the second and last section is scheduled for March 2006.

With the aim to foster the development of our businesses, we created the Services Managerial Department, which will be responsible for the enhancement of the services rendered to all the sectors involved in business development by the areas of Procurement (core area within the new investment paradigm), Systems, Engineering and Telecommunications.

In the conduction of our operations, our major accomplishment consisted in meeting successfully and without service interruptions the greatest demand ever recorded since the beginnings of our activities. In 2005, the highest demand peak was produced in the average three-day peak deliveries; reaching 74.4 MMm³/d (2.6 Bcf/d). Especially noteworthy was the success we achieved not only in maintaining but also in outperforming system reliability and availability indicators, which were 99% and 97%, respectively. This outstanding performance of both our assets and our people, even in a context of an ever-increasing operational demand (illustrated by the escalation of daily average deliveries, which have grown by over 30% since 2002) reflects the permanent commitment of our company to implement the latest technologies in predictive maintenance, which not only ensures the rendering of the service but its quality and safety as well. In 2005, maintenance audits were carried out on our Integral Management System under the strict standards of ISO 9,001 and 14,001, which had been fully re-certified in 2004. Furthermore, over the past year we made considerable progress in the process for the certification of the Occupational Health and Safety Management System. We are striving to achieve - in August 2006 - the certification of the mentioned management system under the specifications of the OHSAS 18,001 standard. The objective to obtain this certification as part of our continuous improvement process leads us to the amendment of our current Policy of Quality, Environment and Safety, which will also comprise TGS Occupational Health.

We also had to deal with challenges in the human resources front, as mounting labor conflicts threatened the market as a whole and specifically the oil and gas industry. With the adoption of a strategy focused on dialogue and the outlining of favorable working conditions, we successfully overcame the situation, with good outcomes for both the company and our employees.

Lastly, we should not overlook the efforts we have made in terms of corporate governance and policies of internal controls.  With the objective to align our internal rules to the best international practices and comply with the regulations applicable to companies that trade their stock in the United States of America, we have revised and amended our Code of Conduct, uppermost TGS’s ethic standard, and we have created policies to support internal controls structures. During 2005 we also focused all our corporate efforts to meet the challenge that we are to undertake in late 2006, when the effectiveness of our internal controls will be certified as required by the Sarbanes-Oxley Act (“SOX”).

Throughout the year, we have invested our energy in all core TGS’ s aspects required to change in the pursuit of its adjustment to the new context. We believe we have met this goal and have laid the foundations for overcoming new and greater challenges.

An outlook on to TGS’s future

Our key goal is the re-composition of TGS’s economic value for its shareholders through the outlining of a predictable and stable regulatory framework, including an overall tariff review which will restore the profitability of our regulated business. We should also reach agreements related to the expansion regime in the mid and long-term. We firmly believe that once we have reached an agreement on the regulatory framework, we will be able to seize new growth opportunities in the gas transportation business, which in turn will allow us to meet the gas demand growth.

In the non-regulated segment, we will focus our strategy on the improvement of margins and the increase of production volumes, by means of long-term agreements with producers for gas supply and strategic alliances with customers. We are certain that this course of action will enable us to seize further market opportunities. In the Other Services segment, our future strategy is aimed at positioning TGS in transportation infrastructure, liquids and midstream businesses, both in the local and regional markets.

We will also strive to maintain our high operational standards, our high reliability and availability indicators, ensuring overall operative efficiency and implementing -among other steps- a procurement strategy for the main goods and services that are pivotal to our competitiveness.

We are aware that our human capital is a key strength to implement the strategy we are committed to; therefore, we have outlined a human resources management strategy, which involves basically linking the goals of our people to our goals as a company and further strengthening our long-term employment mark.

Once again, we want to express our thanks: to TGS’s team, for your unwavering commitment and dedication; to our Shareholders and Board of Directors, for the trust you continued to place in our management; and also to our customers, for allowing us to be part of your business.

Pablo Ferrero Chief Executive Officer	Jorge Casagrande Chairman

Natural Gas Industry Overview

Worldwide interest in natural gas has grown steadily as a result of the oil price increases. In addition to being the cleanest fuel, its reserves are abundant. This makes natural gas one of the favorite energy sources, to the extent that in many countries it has become a strategic energy source for the oncoming years and even triggered many investment projects to ensure its supply in the long-term.

Argentina is one of the world leaders in the use of natural gas as a primary energy source. Its relative weight in the Argentine economy has risen progressively mainly over the past years when it came to account for 48% of the country primary energy matrix.

Source: Federal Energy Bureau.  Energy Matrix 2003.

In the nineties, the demand growth was sustained by major investments in the different phases of natural gas production, transportation and distribution. Since 2002, this growth has gained momentum after the devaluation of the local currency, which resulted in a distortion in the relation between the price of natural gas and its alternate fuels. The price of natural gas at wellhead was “pesified” and frozen until May 2004, while the prices of alternate fuels followed devaluation pace.

The industrial sector is the main consumer of natural gas in Argentina, with a 32% share in overall national consumption. Over the last years, the industrial demand for natural gas rose sharply due to the growth of the sector, derived from higher industrial competitiveness, which was also a consequence of 2002 devaluation.

Electric power plants rank second in natural gas consumption: they account for 31% of the overall consumption of the country. Currently, the electric power generation sector is undergoing a crisis in terms of offer, as no further power plants have been added to the national electric power generation sector since 2001. Moreover, over the last years low rainfall levels derived in a poor contribution of electric power provided by hydraulic dams which -coupled with the demand growth associated with higher industrial activity- turned thermoelectric power plants of combined cycle a critical factor for the prevention of a system collapse. For that reason, the Executive Branch gave power plants top priority in the supply of natural gas, although in some natural gas demand peaks electric power plants had to resort to fuel-oil.

Residential consumption has risen by over 20% since the privatization of natural gas transportation and distribution services, through the expansion of both distribution networks and main system pipelines. However, as from 2001 residential consumption fell due to a decline in the income of this kind of user and it showed no recovery until 2005, when a historical record was hit in gas residential consumption, outperforming the previous records of the year 2000. Currently, this sector accounts for 21% of the overall local market consumption.

Natural Gas for Vehicles (“NGV”) showed the fastest consumption increase since 2002. With its 55% increase, this segment now accounts for 9% of overall natural gas consumption. Over the past years, NGV automotive vehicle fleet doubled and now accounts for 20% of the total automotive fleet in Argentina. However, there is a downward trend in the NGV consumption growth rate, due to spaced-out rises in the price of gas at wellhead since May 2004, which added to future increase forecasts constitute an uncertain scenario in connection with the economic feasibility of adapting vehicles to NGV.

Argentina started gas exports in the late nineties, when three pipelines were constructed to link our systems to Chile. In light of the strong demand increase shown in the domestic market -which made the Executive Branch prioritize our domestic supply- there has been a cutback in gas exports during the highest peaks of our local demand.

As regards natural gas supplies, in the nineties gas producers carried out significant investments within a non-regulated price context for gas at wellhead, which allowed them to recover their investments. Thus, gas reserves levels increased by over 30%. Since 2002, the price of gas at wellhead was “pesified” and frozen until 2004 and as a result investments decreased, natural gas reserves fell back to 1994 levels, and their supply forecast was reduced to a ten-year term.  It was not until mid-2004 that the natural gas price showed some recovery through a scheme of spaced-out increases agreed on between Argentine Government and gas producers.

Proven natural gas reserves

Argentina: 1991-2004

As a result of the lack of definitions in the renegotiation of public utilities contracts, which prevented natural gas licensees from making the required investments to supply the rising demand, the Executive Branch fostered the establishment of Trust Funds to conduct the mentioned investments. However, even if this measure may tackle short-term demand deficiencies, it would not be the most suitable approach to enable long-term infrastructure investments. It represents a change in investments paradigms: until 2001 expansions had been financed by privatized companies with the surplus of their investment returns.

The investment paradigm that prevailed in the nineties not only allowed the expansion of gas transportation and distribution capacity: it also brought about new technologies and the maintenance of the system in excellent operative conditions. Such excellence in maintenance achieved in the last decade within the previous investment paradigm is what today ensures the rendering of a high-quality gas service that can meet the strong demand. However, tariff deterioration -which turns Argentina into the country with the lowest gas cost in Latin America- renders it impossible to conduct the large-scale investments required by the gas demand fast-growing rates.

In spite of the current situation, we are positive that future tariff re-composition and the agreement on a Regulatory Framework with the Executive Branch will enable TGS to recover economic value and will allow the return of more attractive conditions to encourage private investments.

Our business in 2005

Regulated Segment

Gas transportation

TGS renders regulated gas transportation service with a firm capacity of 71.4 MMm3/d (2.5 Bcf/d) through a pipeline system 7,927 km (4,926 miles) long -of which 7,471 (4,642 miles) km are owned by TGS-. The service starts with the reception of the gas owned by the shipper (distribution companies, producers, marketers or great users) in one or more reception points, to be transported and delivered at delivery points along the system. TGS pipeline system connects Argentina southern and western gas reserves with the main consumption centers in those areas, including the Greater Buenos Aires, in which the Autonomous City of Buenos Aires -the main natural gas consumption center in Argentina- is located. The total service area includes approximately 4.8 million end users, including approximately 3.3 millions in the Greater Buenos Aires. The direct service to residential, commercial, industrial users and electric power plants is mainly rendered by four gas distribution companies, in such area, which are connected to TGS system: MetroGAS S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Some important industries and electric power plants are also located in TGS’s operation area, to which TGS renders direct transportation service. Transportation capacity contracted by industrial users and electrical power plants on a firm basis represents approximately 19% of our total firm transportation capacity.

Revenues related to this segment are mainly derived from transportation contracts on a firm basis, under which reservations and payments are made for capacity regardless of actual use of clients. TGS also renders interruptible transportation services under which gas transportation is carried out subject to the available capacity of the transportation system.

In 2005 our regulated business demanded a significant team effort from all our staff. In record time we successfully completed the greatest gas transportation system expansion ever undertaken in our history. This expansion strives to cope with Argentine natural gas growing demand and it is the first instance of a successful joint coordination effort carried out by TGS, producers, suppliers and the Executive Branch.

The completion of this work not only called for the display of our operative skills.  Our whole corporate organization capacity was also put to the test in the management of this project - unique in Argentina -that involved a great diversity of players. The project was implemented within the financial framework created by the Executive Branch for the constitution of a financial trust fund to finance gas transportation system expansions.

The expansion generated a capacity increase of 2.9 MMm3/d (102.4 MMcf/d), which was achieved through the construction of approximately 509 km (316 miles) of pipeline and a compression capacity increase of 30,000 HP, through the construction of a new compressor plant and the revamping of some existing units. The works, which were fulfilled in August 2005, had already partially come into service in July.

The Trust Fund financed US$ 311 million of an aggregate required investment of US$ 351 million, while TGS invested approximately US$ 40 million (including US$ 7 million for Value Added Tax). TGS’s investment will generate annual revenues of Ps. 23 million, calculated on 80% of current tariffs. The remaining 20% of revenues will be allocated to the Trust Fund. Additionally, the Trust Fund will collect a specific charge which will be paid by industries, electric power plants and NGV stations provided they have entered into firm natural gas supply agreements. This charge represents an increase of 81.6% in current transportation tariffs.

In its role as Project Manager, TGS rendered engineering, project management and control, procurement and administrative services. For the rendering of these services TGS invoiced the Trust Fund for Ps. 8.3 million. TGS is responsible for the operation and maintenance of the new pipelines owned by the Trust Fund.

This achievement underlines our leadership aptitude, our versatility to adapt to a different investment paradigm and our commitment to contribute to the country’s growth.

Further to this capacity expansion, in 2005 we also increased our firm transportation capacity by 1 MMm3/d (35.3 MMcf/d) through a new contract that came into effect as from February 2005, entered into with a consortium of the Austral basin gas producers, constituted by Total Austral S.A., Pan American Sur S.R.L. and Wintershall Energía S.A. For this expansion, TGS installed a compressor plant of 12,700 HP along the San Martín pipeline in the province of Santa Cruz.  Gas is transported from the province of Tierra del Fuego up to a new pipeline constructed by TGS in southern Santa Cruz, which is owned by our controlled company Emprendimientos de Gas del Sur S.A. (“EGS”). TGS’s revenues related to this new firm transportation contract amounted to Ps. 6.3 million in 2005.

Interruptible transportation service revenues rose by 6%, basically as a consequence of the higher demand.

Gas transportation revenues in 2005 were up 5.9% from 2004 figures, reflecting the contracted capacity increase mentioned before and represented 43% of TGS total revenues. If this percentage is compared to the historical 80% obtained prior to 2002, the drop reflects the deterioration experienced by the segment as a consequence of the “pesification” of the regulated tariffs and their lack of adjustment after the enactment of the Public Emergency Law.

In 2005, the UNIREN, constituted for the renegotiation of Utilities Contracts between the Argentine Government and the utility companies, presented to TGS two letters of understanding which propose, among other issues: a 10% tariff increase, an overall tariff review effective in 2006 and the abandonment by TGS and its shareholders of claims resulting from the Public Emergency Law and/or United States Producer Price Index (“PPI”) tariffs adjustments which were not applied in the years 2000 and 2001. Likewise, proposals further requested the granting of indemnity to the Argentine Government against any claim based on the same causes. TGS response to this proposal stated that the initial 10% increase was insufficient and committed not to make any administrative, arbitration or judicial claims or lawsuits in Argentina or abroad, as long as a reasonable renegotiation agreement is reached. Moreover, TGS stated that it would make its best efforts to obtain similar commitments from its investors but that the result is beyond the company’s control. Currently, the tariff renegotiation process is delayed by, among other issues, a response given by Ponderosa Assets L.P. to a UNIREN requirement.  Ponderosa, which is a shareholder of CIESA, informed on the existence of a claim jointly initiated with Enron Corp. against the Republic of Argentina before the International Center for the Settlement of Investment Disputes (“ICSID”) and stated that it would only consider the abandonment of this claim provided that Ponderosa is fairly compensated.

To sum up, in spite of contracted capacity increases, the profitability of the regulated business has not been restored yet due to delays in tariff adjustments. Although in 2005 progress was made in the direction of a tariff renegotiation, there are still no clear signs of the realization of a definite agreement.

Short and mid-term gas transportation expansions required to meet the growing demand for natural gas are likely to be conducted within the same financial Trust Fund framework constituted by the Executive Branch for the financing of such works. Thus, by the end of 2005, at the request of the Federal Energy Bureau, TGS conducted an open bidding process for the reception of firm transportation capacity bids. The bidding process was devised to encourage customers to self-finance most of their required expansion. TGS received bids amounting to 11.0 MMm3/d (388 MMcf/d), of which 3.6 MMm3/d (127 MMcf/d) opted for the self-financing of their share of the works. The company is conducting a new open bidding to give another chance to bidders who did not choose to self-finance their works. Works required to carry out the oncoming expansions are estimated to be concluded in the years 2007 and 2008.

Financial and Operational Indicators of the Gas Transportation Segment

	2005	2004	2003
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
FINANCIAL SELECTED INFORMATION (1)
Net revenues	460.0	434.3	422.1
Operating Income	202.8	199.4	192.4
Depreciation of property, plant and equipment	141.2	135.3	134.9
Investments in property, plant and equipment	140.4	86.6	28.9
Identifiable assets	3,882.9	4,004.4	4,002.9
OPERATING STATISTICS:
Average capacity hired on a firm basis (in MMm³/d)	68.3	63.6	61.7
Average capacity hired on a firm basis (in Bcf/d)	2.4	2.2	2.2
Average deliveries (in MMm³/d)	64.6	61.5	52.6
Average deliveries (in Bcf/d)	2.3	2.2	1.9
Average deliveries during the three peak day (in MMm³/d)	74.4	69.8	68.9
Average deliveries during the three peak day (in Bcf/d)	2.6	2.5	2.4
Annual load factor (2)	95%	97%	85%
Load factor during winter (2)	103%	104%	102%

(1) Information corresponding to consolidated financial statements.

(2) Average daily deliveries to average firm contracted capacity.

Non – Regulated Segment

NGL production and commercialization

NGL production and commercialization segment involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to Cerri Complex, located near Bahía Blanca and connected to all TGS main pipelines. Once the mentioned products are obtained, TGS commercializes them under different contractual systems, both in the local and foreign market. This activity also comprises storage and dispatch by truck and subsequent shipment of the NGL extracted at the Cerri Complex in facilities located in Puerto Galván. As opposed to the gas transportation segment, this activity is not regulated by ENARGAS.

In 2005 NGL revenues accounted for 51% of the total revenues of the Company, showing once again an outstanding performance. 2005 revenues were up 7.9% from 2004 revenues. In 2005 this segment was favored by the continuity of the upward trend of international prices of liquids derived from gas, driven by the escalation of oil price over the last years.

In 2005, production volumes were down 9.7% from 2004 figures. The shortage of natural gas for plant thermal restoration along with lower production availability in Cerri Complex resulted in lower production volumes as compared to 2004.

The enactment of Law N° 26,020 in 2005, in conjunction with Resolution N° 1,071 issued by the Federal Energy Bureau, outlines the regulatory framework that guarantees the supply of the domestic demand for liquefied petroleum gas (“LPG”). In compliance with these regulations, TGS adapted its sales mix, mitigating its impact on revenues.

Likewise, throughout 2005, long-term agreements were concluded to ensure both the supply of the raw materials (natural gas and richness contribution) and the sale of the products in order to consolidate this business and provide for production increases.

In late 2005, TGS renewed its ethane sales contract with PBB-Polisur S.A. for a ten-year term in better conditions than the previous contract. TGS also entered into an agreement with a consortium of gas producers of the Austral basin for a ten-year term with the aim to ensure the arrival of natural gas, in conditions to be processed, to the Cerri Complex for a volume that covers 30% of the overall processing volume.

Financial and Operational Indicators of NGL Production and Commercialization Segment

	2005	2004	2003
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	546.3	506.3	428.4
Operating income	258.5	276.0	240.0
Depreciation of property, plant and equipment	29.2	27.5	26.4
Investments in property, plant and equipment	23.0	12.6	11.2
Identifiable assets	473.8	452.3	450.7
OPERATING STATISTICS:
Liquids total production (in thousands of metric tons -Tn)	882.5	969.0	928.2
Capacity of gas processing by the end of the year (in MMm3/d)	43.0	43.0	43.0
Capacity of gas processing by the end of the year (in Bcf/d)	1.5	1.5	1.5
Capacity of storage by the end of the year (in Tn)	54,840	54,840	54,840

(1) Information corresponding to consolidated financial statements.

Other Services

This segment, which accounts for 5% of TGS total revenues, includes "Midstream" and telecommunications services.

Midstream

Through midstream services, TGS provides integral solutions related to natural gas from wellhead up to the transportation systems, comprising treatment, gathering and gas compression, which are generally rendered to natural gas and oil producers at wellhead. The solutions also include activities related to building, operation and maintenance of pipelines as well as treatment and compressor plants. The services are rendered by TGS itself and by its subsidiaries Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and EGS.

In 2005 TGS carried out projects which facilitated synergies among its many businesses. In November 2005, TGS started rendering services to Sipetrol for the construction of a treatment and compression plant at the Tierra del Fuego reception base, which receives gas from the offshore area CAM2A/south of the Poseidón platform. The works are scheduled to be fulfilled in March 2006.  Further to the construction service, TGS will render treatment and compression services to this new plant for a five-year term. As a result of the agreements mentioned above, TGS was able to obtain a contract for the natural gas supply of 0.3 MMm3/d (10.6 MMcf/d) for its liquids business.

On the other hand, TGS has reached an agreement with Empresa de Gas del Sudeste S.A. (“Emgasud”) in connection with the rendering of engineering services for the construction of the Patagónico Pipeline, which extends across the province of Chubut with a length of 552 km (343 miles).

TGS will continue to pursue the development of new projects both in the domestic and regional markets, with a focus on Brazil. Through our know- how and expertise in natural gas and its derived liquid products we will strive to add value to potential customers and further increase our already strong share in the midstream market.

Telecommunications

Telecommunication services are provided through Telcosur, who renders services as an independent “carrier of carriers” as well as to corporate clients within its influence area. To this purpose, Telcosur has a modern digital land radio connection system with SDH technology.  In 2005, as a consequence of an increase in the demand for cellular phone lines and internet broadband connections, Telcosur increased the volumes of existing businesses and concluded new long-term agreements stated in dollars both with operators and corporate clients. Furthermore, Telcosur, through its controlling company, started the expansion of the telecommunications network between Bahía Blanca and Río Grande, having completed the first section in December, while the fulfillment of the second and last section is scheduled for March 2006.

Financial and Operating Indicators of Other Services

	2005	2004	2003
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	58.4	53.5	42.3
Operating income	16.0	10.8	5.9
Depreciation of property, plant and equipment	13.7	13.9	13.4
Investments in property, plant and equipment	4.0	2.6	2.4
Identifiable assets	183.5	194.9	218.3
OPERATING STATISTICS:
Compression capacity (in HP)	34,560	34,560	32,160
Treatment capacity (in MMm³/d)	19.3	19.3	15.4
Treatment capacity (in MMcf/d)	681.6	681.6	543.9

(1) Information corresponding to consolidated financial statements

Conduction of Operations, Safety, Environment and Quality

The reliability of our operations and the integrity of our system have always been a key concern for TGS. Since the beginnings of our operations we have developed specific programs and invested in maintenance works that nowadays allow us to operate our system without service interruptions and with a permanent focus on continuous improvement.

In 2005, our maintenance investments were mainly focused on pipeline integrity and technology updates to optimize the rendering of our services to our customers. As regards works on pipeline integrity, for four years now we have not found failures that may result in the decrease of our transportation capacity. External corrosion, the main cause of failures in our system, has been mitigated by the expansion of the cathodic protection system and there has been no service interruption attributable to this cause for the last seven years. Although over the past years an increase in stress corrosion cracking (“SCC”) has been recorded, we continued addressing the issue by means of the use of the best tools available in the market and the development of a predictive model. Besides, we conducted recoating works in areas with adverse soil conditions or high concentration of failures, we repaired defects that might restrict future transportation capacity, and we replaced sections in areas with population density increases. The efforts invested in pipeline maintenance allowed us to overcome our target indicators of reliability and availability (which are even stricter than the benchmarks set by the ENARGAS) even in the most challenging conditions generated by the increase in gas average deliveries, which have shown a sharp upward trend over the past years, having reached 64.6 MMm3/d (2.3 Bcf/d), 61.5 MMm3/d (2.2 Bcf/d) and 52.6 MMm3/d (1.9 Bcf/d) in the years 2005, 2004 and 2003, respectively. Besides, average deliveries have also increased during the three-peak days, which have been recorded as follows: 74.4 MMm3/d (2.6 Bcf/d), 69.8 MMm3/d (2.5 Bcf/d) and 68.9 MMm3/d (2.4 Bcf/d) in the years 2005, 2004 and 2003, respectively.

Investments in 2005 included works related to technological advances such as the development of a high-resolution optical equipment to measure external corrosion in pipelines while they are in service.

In connection with TGS commitment to quality and environmental protection defined in the management policy, the main works and activities carried out in 2005 are as follows:

*

We completed the construction of the chimney system at the Cerri Complex. Already in service, all venting and drainage generated both in the processing and compressor plants are derived to the chimney system which conducts the burning of such streams without smoke.

*

We expanded and completed the fire-protection system in Planta Galván where we added water tanks, a new pumping room and the start-up of new units.

*

We successfully passed the maintenance Audit of the ISO 9,001/14,001 obtained by TGS years ago, which was carried out by Moody International.

*

We pursued diverse activities devised to involve TGS’s employees in the standards required by the OHSAS 18,001, which has been set as a goal to be achieved by August 2006. These activities include training, delineation of a map of employees’ exposure to physical and chemical agents, etc.

The OHSAS 18,001 certification is undoubtedly part of the continuous improvement encouraged by TGS in its management policy that since January 2006 is called Policy of Quality, Environment, Safety and Occupational Health and comprises all the requirements outlined by Standards ISO 9,001, 14,001 and OHSAS 18,001.

Developing our staff

Within our strategic business planning, people constitute a key strength in the pursuit of our goals.

 The shaping of the human capital required to sustain both the continuity of our business and our growth projections involves the development of new skills to encourage technological advance.  With this goal in mind, we have focused our recruitment policy on the search of new talents with a long-term perspective and on our future business requirements. Thus, we have redefined our recruitment policy and we are seeking to maximize career-development opportunities. We believe that the intensification of this process will allow a good portion of our employees to undertake greater responsibilities with their resulting professional growth.

This future molding of our human resources compels us to have a strong employment mark, appealing enough to retain our staff and also to attract the best resources available in the market. In pursuit of these goals, we have set out the following standards:

•

A challenging working environment.

•

Distinct benefits to our employees, that stand out both in the overall market and the industrial sector in particular.

•

Career development opportunities, challenges and performance-oriented rewards for our employees, which represent a better option than other market alternatives.

The creation of a challenging and motivating working environment requires the responsible conduction of work relations, oriented to dialogue with all our employees and our union spokesmen. The focus of our labor relations is strategically based on achieving a good working environment - and not on conflict management.

Therefore, we can proudly assert that, throughout a year marked by labor conflicts in the whole Argentine market and in the industrial sector in particular, TGS was not affected by any collective conflict and was able to renegotiate collective agreements applicable to its employees within the budget and without involving any loss in the competitiveness of salaries.  The collective bargaining process was conducted with such level of common sense that the agreed labor conditions ensure further efficiency in the conduction of our work, with the resultant enhancement of employees’ productivity and business competitiveness.

Relations with the Community

Since its beginnings, TGS has been specially committed to the development of the communities where it conducts its business and interacts with. As a socially responsible company, TGS promotes social excellence through all means within its reach.

With the aim to systematize our contribution to society, we implemented different programs tailored to the needs of these communities. Some of the actions were carried out jointly with Non-Governmental Organization (“NGO”), but we also implemented plans devised by the company and derived from our employees’ initiatives.

TGS continues supporting several programs and integrating new proposals so that this aid extends to different communities in our country. Our company is strongly committed to the task of fostering the development of the most needy social groups, which undoubtedly shape the future of our country.

Social Programs

Corporate Volunteers Program: created in 2002, it is led by our employees who are directly engaged to the projects and has the aim to aid the most vulnerable social groups by providing them with tools that can let them support themselves in the future and improve their quality of life. In 2005, TGS conducted an in-company contest to select the best social projects for all the areas with which our company interacts. To that purpose, in 2005 volunteers revised action plans with the aid of specialists and also selected the beneficiaries. We are currently working on the follow-up and the implementation of the seven winning projects.

“Educational Farm for Development” Program: TGS joined Fundación Cruzada Patagónica to carry out this program that includes formal education, production training (greenhouses, preserves, apiculture) as well as the institutional development of Patagonic communities. In 2005 our contribution was of great assistance to many communities in the rural southwest of our country.

“Smiling Faces” Social Program: this undertaking provides access to free reparative surgery and has been defined by many professionals as the most important medical project in Argentina. In 2005 a record of 1000 operations was achieved, which ensured the improvement of the quality of life of many people.

“Gas Stoves” Program: TGS joined Tendiendo Puentes (a non-profit organization that is the link between companies, food producers and those communities suffering extreme necessities). Every month, TGS donates 2,000 kg of butane bottles and tubes to assist 30 community refectories which serve meals to 4,600 children and adults.

“Paper recycling Program”: with the cooperation of our employees, we have collected 6,604 kg of paper, which we have directly exchanged for 1,227.60 kg of food supplies, which in turn we directly delivered to the community refectories for children in the Autonomous City of Buenos Aires.

“Open Book” Program of Fundación Leer: in our endeavor to search for solutions to the educational crisis, we continue our joint work with the Fundación Leer with the aim to encourage reading habits and improve literacy levels in our communities. In 2005 we intensified the work with the five institutions that had started the project in 2004 and received the addition of other six institutions in the provinces of Buenos Aires, Chubut, Neuquén and Santa Cruz. The project allowed the setting of reading areas in the six institutions, to which 1,800 new books were allocated. Besides, during the Reading Festival, over 500 books were donated, 1,229 children were benefited and 177 teachers and volunteers were trained.

Scholarships and education

The Instituto Tecnológico de Buenos Aires (ITBA) developed a scholarship system that allow provincial students with no financial means to enroll in the career of Engineering. Currently, TGS is committed to provide for the whole study expenses of a student who is enrolled in Mechanical Engineering and we further give him a supplementary money allowance in order to enable him to live in Buenos Aires.

On the other hand, through the Scholarship program developed by the Fundación Cimientos, TGS tutors twenty children from the cities of Cutral-Co y Plaza Huincul (Neuquén) with the objective to ensure their permanence in the formal education system.

Donations

After the assessment of the different projects, in which the requirements of foundations and controlling agencies are analyzed, TGS grants financial aid to several initiatives.

Corporate Governance –Sarbanes Oxley Project

In our concern to achieve excellence in all the aspects of our business, we have decided to abide by the highest standards in Corporate Governance. Driven both by this challenging goal and by the requirements of SOX and other regulations issued by the Securities and Exchange Commission (“SEC”), applicable to companies which publicly trade their stock in the United States of America, we have intensified the review process of our internal regulations, which had already started in 2004. Throughout 2005, the project achieved material progress, including:  the review and amendment of our Code of Conduct to suit international requirements and best practices, the expansion of the scope of our corporate governance tools with the introduction of a compliance program, the outlining of antifraud and anti money-laundering policies, and the review and update of the procedures of the different company areas.

These initiatives are supplemented by our preparation for the certification of the efficiency of our internal controls structure required by SOX. We are aware that this will entail a significant corporate effort, and will engage both human and economic resources, but we have a deep faith in the capabilities of our team and in their alignment to our corporate goals.

#

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 (1

1() Not covered by the Auditor’s Report of Independent Accountants except for items 5, 6 and 8.

)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2005 and 2004, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in notes 2.b. and h. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas  (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s audited consolidated financial statements for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Executive Branch (“Executive Branch”) issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The impact on the result for the fiscal year 2005 and 2004 would not be material if the Company had applied inflation accounting for the period from March 1 to September 30, 2003.

#

2. Results of Operations

The following table presents a summary of the results of operations for the years ended December 31, 2005 and 2004:

	2005	2004	Variation
	(in millions of pesos)
Net revenues	1,064.7	994.1	70.6
Gas transportation	460.0	434.3	25.7
NGL production and commercialization	546.3	506.3	40.0
Other services	58.4	53.5	4.9
Costs of sales	(527.1)	(466.4)	(60.7)
Operating costs	(332.4)	(279.1)	(53.3)
Depreciation and amortization	(194.7)	(187.3)	(7.4)
Gross profit	537.6	527.7	9.9
Administrative and selling expenses	(94.6)	(74.0)	(20.6)
Operating income	443.0	453.7	(10.7)
Other expense, net	(6.1)	(33.7)	27.6
Equity in earnings / (losses) of affiliates	2.6	(0.6)	3.2
Net financial expense	(209.1)	(260.9)	51.8
Income tax expense	(12.8)	(10.6)	(2.2)
Net income	217.6	147.9	69.7

Overview

For the year ended December 31, 2005, the Company has reported a net income of Ps. 217.6 million, representing a Ps. 69.7 million increase in comparison to the Ps. 147.9 million net income recorded in the year 2004. This positive variation basically reflects the decrease in the net financial expense and other expense, net of Ps. 51.8 million and Ps. 27.6 million, respectively.  Such positive variations were partially offset by a drop in the operating income of Ps. 10.7 million as a consequence of the higher increase in the operating costs over the increase in the net revenues.

Net revenues

Gas transportation

Gas transportation service represented approximately 43% and 44% of total net revenues earned during the years ended December 31, 2005 and 2004, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for years ended December 31, 2005 increased by 5.9% as compared to 2004. This increase basically arose from a Ps. 22.7 million impact of new firm transportation contracts that came into effect as a consequence of the San Martín Pipeline expansion ended in August 2005, that allowed us to increase the transportation capacity by 2.9 MMm3/d (102 MMcf/d). This expansion generated annual revenues by Ps. 9.0 million in the fiscal year ended December 31, 2005.

This project involves the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units.

This expansion was carried out within the framework of the Decree No. 180/04 issued by the Executive Branch and the Resolution No. 185/04 issued by the Ministry of Federal Planning and Public Service, which allows the creation of trust fund to finance gas transportation system expansions in light of the lack of expansion of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in certain segments of the Argentine economy.

The trust fund created for this expansion financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including VAT for U$S 7 million). TGS investment will generate Ps. 23 million annual revenues, calculated in basis of the 80% of the current tariffs. The 20% remaining will be collected by the trust fund. Additionally, the trust fund will collect an additional specific charge, which will be finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the outstanding tariffs.

Moreover, TGS increased its contracted capacity on firm basis in 1 MMm3/d (35.3 MMcf/d) through a new contract that came into effect as of February 2005 with a consortium of gas producers in the Austral basin, constituted by Total Austral S.A., Pan American Sur S.R.L. and Wintershall Energía S.A. (“The Consortium”). To that purpose, TGS constructed a compressor plant of 12,700 HP along the General San Martín pipeline in the province of Santa Cruz. Gas is transported from Tierra del Fuego province to a new gas pipeline built by TGS in the south part of the province of Santa Cruz and which belongs to EGS. This new firm transportation contract reported to the Company net revenues for Ps. 6.3 million in 2005.

Additionally, in March 2004, TGS carried out two open biddings for the subscription of additional capacity of 3.6 MMm3/d (127.1 MMcf/d) that TGS had in the system plus an additional capacity obtained through optimization works in the pipeline system made at the beginning of 2004. The new contracts became into effect as from May 2004 and generated a Ps. 1.8 million increase in the 2005 revenues in comparison with the same period of 2004. Annual revenues derived from these new contracts are approximately Ps. 7.1 million.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 7.b. to the consolidated financial statements). Revenues related to this service amounts to Ps. 24.9 million and Ps. 23.5 million for each fiscal year ended December 31, 2005 and 2004.

NGL production and commercialization

As opposed to the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 51% of TGS’s total net revenues during the fiscal years ended December 31, 2005 and 2004. TGS operates three different kinds of NGL-related business: (i) NGL production and commercialization by its own account, where the NGL products obtained at Cerri Complex belong to TGS; (ii) NGL production and commercialization on behalf of third parties, in which TGS processes the natural gas and commercializes the NGL products and, in exchange, collects a percentage commission on the sale price; and (iii) NGL production on behalf of third parties, where the Company processes the natural gas and delivers the NGL products to the gas producers who pay TGS a US dollar-fixed commission per produced ton or a percentage on average sale price.

NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production to NGL marketers and refineries in the local market and part of the production is exported to Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices.

NGL production and commercialization revenues increased by Ps. 40.0 million in the fiscal year ended December 31, 2005, as compared to the same period in 2004, mainly due to a rise of international prices that represented an increase in TGS’s annual revenues for an amount of Ps. 59.2 million. This variation was partially offset by a decline in the volumes sold that reflected a Ps. 19.8 million decrease in the revenues of this segment.

Other services

Other services segment is not subject to regulations by ENARGAS.

The Company renders services called “midstream”, that mainly consist in gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Telecommunication services are rendered in the south part of the country through Telcosur S.A., a company controlled by TGS.

Other services revenues increased by Ps. 4.9 million in the fiscal year 2005 as compared to the same period of 2004, mainly due to higher telecommunication services rendered by Ps. 4.2 million.

Cost of sales and administrative and selling expenses

Cost of sales and administrative and selling expenses for the fiscal year ended December 31, 2005 increased by approximately Ps. 81.3 million as compared to the same period of 2004. This variation derives mainly from: (i) Ps. 30.6 million of higher NGL production costs due to increases in the prices of raw materials; (ii) Ps. 15.5 million of higher taxes and contributions caused basically by increases in the tax on propane and butane exports rates, which rose from 5% to 20% in May 2004; and (iii) Ps. 10.1 million due to higher labor costs.

 Other expenses, net

Other expenses, net decreased by Ps. 27.6 million in the fiscal year ended December 31, 2005, compared to the same period of 2004. This variation is mainly attributable to (i) the higher provision registered in 2004 of Ps. 16.1 million, regarding a resolution from the Argentine Supreme Court on litigation filed by Gas del Estado S.E. (“GdE”) against TGS, related to transferred assets upon the privatization of that company (for more information, see Note 9.a.); and (ii) the reversal of an allowance of Ps. 5.6 million due to a favorable Court ruling in connection with a legal action filed by the Argentine Tax Authority (“AFIP”) against TGS.

Net financial expense

Net financial expense for the year ended December 31, 2005 reported a positive variation of Ps. 51.8 million as compared to the year 2004.  The breakdown of net financial expense is as follows:

	2005	2004
	(in millions of pesos)
Generated by assets
Interest income	15.4	8.7
Foreign exchange gain	15.8	32.0
Other financial results, net	(0.3)	(5.5)
Subtotal	30.9	35.2

Generated by liabilities
Interest Expense	(185.5)	(251.3)
Foreign exchange loss	(40.2)	(58.0)
Amortization of intangible assets	-	(6.0)
Write off of intangible assets retired	-	(63.5)
Interest expense reversion	-	96.6
Other expenses and financial charges	(14.3)	(13.9)
Subtotal	(240.0)	(296.1)
Total	(209.1)	(260.9)

The positive variation was principally due to the financial debt restructuring expenses incurred in 2004 for Ps. 63.5 million. In addition, the principal amortizations made in December 2004 and during 2005 for approximately US$ 206 million implied a lower interest accrual of Ps. 27.7 million in the fiscal year 2005. Both effects were partially offset by an increase in the average interest rate, which resulted in a higher interest accrual of Ps. 33.3 million in fiscal year 2005.

Income tax

For fiscal year 2005, TGS reported Ps. 12.8 million in income tax expenses, which represented a Ps. 2.2 million increase compared to fiscal year 2004. This increase is due to a higher income tax provision for Ps. 15.2 million partially offset by a higher reversal in the tax loss carry-forward allowance of Ps. 13.0 million.

3. Liquidity

The Company‘s primary sources and uses of cash during the fiscal years ended December 31, 2005 and 2004, are shown in the table below:

	2005	2004	Variación
	(in millions of pesos)
Cash flows provided by operating activities	584.7	116.3	468.4
Cash flows used in investing activities	(166.1)	(98.0)	(68.1)
Cash flows used in financing activities	(241.5)	(354.7)	113.2
Net increase / (decrease) in cash and cash equivalents	177.1	(336.4)	513.5

Cash flows from operating activities for the fiscal year ended December 31, 2005, amounted to Ps. 584.7 million, which represents an increase of Ps. 468.4 million as compared to the same period of 2004. These funds were applied as follows: (i) to investing activities Ps. 166.1 million, (ii) to payment of loans Ps. 241.5 million and, (iii) to increase TGS’s cash position Ps. 177.1 million.

4. Fourth quarter 2005 vs. Fourth quarter 2004

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2005 and 2004:

	2005	2004	Variation
	(In millions of pesos)
Net revenues	328.4	252.9	75.5
Gas transportation	120.9	108.8	12.1
NGL production and commercialization	195.4	131.0	64.4
Other services	12.1	13.1	(1.0)
Costs of sales	(155.4)	(120.3)	(35.1)
Operating costs	(105.6)	(73.1)	(32.5)
Depreciation and amortization	(49.8)	(47.2)	(2.6)
Gross profit	173.0	132.6	40.4
Administrative and selling expenses	(37.0)	(20.9)	(16.1)
Operating income	136.0	111.7	24.3
Other expense, net	(2.5)	(23.0)	20.5
Equity in earnings of affiliates	0.1	0.1	-
Net financial expense	(116.6)	(14.4)	(102.2)
Income tax (expense) / benefit	(8.5)	4.3	(12.8)
Net income	8.5	78.7	(70.2)

Total net revenues for the fourth quarter of 2005 increased Ps. 75.5 million in comparison with the same period in 2004. Gas transportation revenue for the fourth quarter of 2005 presented a Ps. 12.1 million increase over the same quarter of 2004. The increase was basically the result of new firm transportation contracts related to the San Martín pipeline expansion, which became operational in July and August 2005, mentioned above. NGL production and commercialization revenues for the fourth quarter of 2005 showed a Ps. 64.4 million increase as compared to the fourth quarter of 2004. This raise is basically due to the increase in the exported volume and, to a lesser extent, to a rise in the international reference prices. Other services revenues for the fourth quarter of 2005 decreased by Ps. 1.0 million as a consequence of lower revenues from “midstream” which amounted to Ps. 1.7 million.

Cost of sales and administrative and selling expenses for the fourth quarter of 2005 increased by Ps. 51.2 million, from Ps. 141.2 million in 2004 fourth quarter to Ps. 192.4 million in same period of 2005. This rise is basically attributable to (i) a Ps. 18.4 million increase in NGL production costs principally due to greater purchases of raw materials, and (ii) a Ps 12.2 million increase in taxes on exports due to the higher NGL export sales.

Other expenses, net decreased in the fourth quarter of 2005 in Ps. 20.5 million in comparison with the same period of 2004. This variation is principally due to a Ps. 13.0 million allowance accounted for in the fourth quarter of 2004 for a turnover tax claim made by Buenos Aires Province on NGL sales billed since 2002. In addition, in that quarter, TGS registered an accrual of Ps. 9.6 million, regarding a litigation filed by GdE against TGS years ago.

For the fourth quarter 2005, the Company reported a net financial expense amounting to Ps. 116.6 million compared to Ps. 14.4 million in the same 2004 quarter.  The increase in the net financial expense of Ps. 102.2 million was principally due to (i) the effect of the Argentine Peso devaluation on TGS’s dollar denominated monetary position in the 2005 quarter for Ps. 88.5 million, and (ii) an accounting gain of Ps. 33.1 million registered in 2004 as a consequence of the successful closing of the debt restructuring process which took place in December of 2004.

For the fourth quarter of 2005, the Company reported a Ps. 8.5 million income tax expense, resulting from the provision of Ps. 14.9 million, but partially offset by the reversal of a tax loss carry-forward allowance of Ps. 6.4 million. In the same quarter of 2004, TGS reported a positive charge of Ps. 4.3 million, explained by the partial reversal of the tax loss carry-forward for Ps. 39.5 million, partially offset by the provision of Ps. 35.2 million.

5. CONSOLIDATED BALANCE SHEET SUMMARY

Summary of the consolidated balance sheet information as of December 31, 2005, 2004, 2003, 2002 and 2001.

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2005	2004	2003	2002	2001
Current assets	720,262	610,659	810,525	354,513	315,048
Non-current assets	4,476,968	4,534,812	4,642,704	5,091,179	4,657,910
Total	5,197,230	5,145,471	5,453,229	5,445,692	4,972,958

Current liabilities	339,459	354,959	3,383,493	3,654,379	696,034
Non-current liabilities	2,433,664	2,583,912	11,064	18,815	1,896,024
Subtotal	2,773,123	2,938,871	3,394,557	3,673,194	2,592,058
Shareholders’ equity	2,424,107	2,206,600	2,058,672	1,772,498	2,380,900
Total	5,197,230	5,145,471	5,453,229	5,445,692	4,972,958

6. CONSOLIDATED STATEMENTS OF INCOME SUMMARY

Summary of the consolidated statements of income information for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2005	2004	2003	2002	2001
Operating income	442,897	453,750	406,897	435,858	698,923
Other expenses, net	(6,110)	(33,678)	(26,438)	(6,123)	(126,574)
Equity in earnings / (losses) of affiliates	2,607	(643)	4,030	(4,597)	(95)
Net financial expense	(209,072)	(260,935)	(219,847)	(1,071,371)	(198,133)
Net income / (loss) before income tax	230,322	158,494	164,642	(646,233)	374,121
Income tax (expense) / benefit	(12,815)	(10,566)	121,532	37,831	(134,196)
Net income / (loss)	217,507	147,928	286,174	(608,402)	239,925

7. STATISTICAL DATA (PHYSICAL UNITS)

As of December 31,	Fourth quarter ended December 31,

Gas Transportation	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001
Average firm contracted capacity (thousands of m³/d)	68,260	63,630	61,663	61,441	60,710	71,400	64,332	61,824	61,337	61,729
Average daily deliveries (thousands of m³/d)	64,611	61,535	52,608	49,350	46,661	60,402	58,240	51,556	40,851	41,260

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	341,720	345,748	330,737	324,506	305,226	93,405	78,789	86,396	80,146	81,517
Propane and butane(mt)	444,420	516,918	499,281	491,096	437,753	130,445	133,392	141,663	104,477	103,577
Natural Gasoline (mt)	96,379	106,325	98,165	92,911	79,293	28,688	26,939	28,033	19,171	17,254
• Local market sales (a)
Ethane (mt)	341,720	345,748	330,737	324,506	305,226	93,405	78,789	86,396	80,146	81,517
Propane and butane (mt)	252,386	291,462	255,315	265,424	302,477	43,641	78,717	80,001	61,343	55,967
Natural Gasoline (mt)	4,925	12,301	9,852	14,012	20,556	1,854	4,555	2,122	2,293	3,337
• Exports (a)
Propane an butane (mt)	199,888	245,495	258,099	224,515	138,626	86,988	55,372	81,846	55,455	60,066
Natural Gasoline (mt)	93,288	92,874	84,081	77,378	63,553	30,176	21,189	19,346	17,886	18,970

(a)  Include natural gas processed on behalf of third parties.

8. COMPARATIVE RATIOS

	As of December 31,
	2005	2004	2003	2002	2001
Liquidity (Current assets to current liabilities)	2.12	1.72	0.24	0.10	0.45
Shareholder’s equity to total liabilities	0.87	0.75	0.61	0.48	0.92
Non current assets to total assets	0.86	0.88	0.85	0.93	0.94
Net income to average shareholders’ equity	0.09	0.07	0.15	(0.29)	0.10

9. OTHER INFORMATION

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2005	2004	2003	2002	2001
January	3.37	3.16	1.06	1.78	1.57
February	3.55	3.06	1.29	1.20	1.44
March	3.40	3.08	1.22	1.05	1.52
April	3.04	2.54	1.66	0.82	1.40
May	3.60	2.38	1.63	0.64	1.41
June	3.26	2.37	1.77	0.51	1.38
July	3.65	2.53	1.76	0.61	1.26
August	3.64	2.58	1.67	0.95	1.32
September	3.79	2.86	1.87	0.94	1.12
October	3.80	3.06	1.88	1.10	0.89
November	3.50	3.03	2.18	1.27	0.98
December	3.36	3.05	2.65	1.10	1.30

An outlook on to TGS’s future

Our key goal is the re-composition of TGS’s economic value for its shareholders through the outlining of a predictable and stable regulatory framework, including an overall tariff review which will restore the profitability of our regulated business. We should also reach agreements related to the expansion regime in the mid and long-term. We firmly believe that once we have reached an agreement on the regulatory framework, we will be able to seize new growth opportunities in the gas transportation business, which in turn will allow us to meet the gas demand growth.

In the non-regulated segment, we will focus our strategy on the improvement of margins and the increase of production volumes, by means of long-term agreements with producers for gas supply and strategic alliances with customers. We are certain that this course of action will enable us to seize further market opportunities. In the Other Services segment, our future strategy is aimed at positioning TGS in transportation infrastructure, liquids and midstream businesses, both in the local and regional markets.

We will also strive to maintain our high operational standards, our high reliability and availability indicators, ensuring overall operative efficiency and implementing -among other steps- a procurement strategy for the main goods and services that are pivotal to our competitiveness.

We are aware that our human capital is a key strength to implement the strategy we are committed to; therefore, we have outlined a human resources management strategy, which involves basically linking the goals of our people to our goals as a company and further strengthening our long-term employment mark.

Once again, we want to express our thanks: to TGS’s team, for your unwavering commitment and dedication; to our Shareholders and Board of Directors, for the trust you continued to place in our management; and also to our customers, for allowing us to be part of your business.

#

Board of Directors’ Proposal

Earning distribution for the year ended December 31, 2005, submitted for consideration to the Shareholders’ Meeting, is as follows:

Basis of distribution:	Thousands of constant Argentine pesos, as stated in Note 2.b. to the consolidated financial statements
Unappropriated retained earnings balance after Shareholders’ Meeting held on March 31, 2005	112,647
Net income for 2005	217,507
Total	330,154
Proposal: Legal Reserve	10,875
Unappropriated retained earnings	319,279

Buenos Aires, February 8, 2006.

Jorge Casagrande

Chairman

#

#

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía, 40% by an Argentine affiliate of ABN AMRO BANK N.V. Trust, (“the Trust”), and the remainder 10% by a subsidiary of Enron Corp. (“Enron”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred their TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005 among CIESA, its current shareholders and its creditors. This agreement consists of two stages: the first one that is the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million that has been completed, and the second one that will be achieved once the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia are obtained, the cancellation of the remaining debt through CIESA’s transfer to its creditors of TGS class “B” common shares that represents approximately the 4.3% TGS’s shareholding (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors will hold the 50% of the common stock, while the remaining 50% will be held by Petrobras Energía.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in b. and g. in the present note) and the regulations of the CNV and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), which have been consolidated following the methodology established in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2005 and 2004 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31,	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the fiscal years ended December 31, 2005 and 2004

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could be significantly different from such estimates.

Estimates and assumptions include the expected impacts on the consolidated financial statements of the Company as of December 31, 2005 caused by the measures adopted by the Argentine Government (relating to the economic crisis that started in December 2001). The projections contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions, including assumptions about the result of the License renegotiation process (see Note 7.a) which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such evaluations and estimates, and such differences might be significant.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the fiscal years ended December 31, 2005 and 2004 would not be significant.

c)    Harmonization of accounting standards

In August 2005, CPCECABA approved the Resolution CD No. 93/05, which incorporates changes in the professional accounting standards, as a consequence of an agreement with the Argentine Federation in order to harmonize accounting standards in Argentina. The above mentioned resolution will come into effect as from January 1, 2006, however the application of certain standards is mandatory as from January 1, 2008. Nevertheless, in December 2005, the CNV issued Resolutions No. 485 and No. 487, which adopt the resolution issued by the CPCECABA with certain modifications, and its application is as from January 1, 2006.

The new accounting standards establish, among other things: (i) the utilization of discounted cash flows, at an interest rate that contemplates the time value of the money and the specific risk of the assets, in assesing the recoverability of property, plant and equipment; and (ii) the recognition of the effects of the inflation adjustment as a temporary difference for purposes of the calculation of  the deferred tax position, which effects could be recognize in the Company’s financial statements or report in notes to the consolidated financial statements. TGS decided to disclose the deferred tax liability resulting from the application of this standard in notes to the consolidated financial statements.

d)    Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and in the hands of third parties, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

g)    Current investments

Bank accounts and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and government and private bonds in foreign currency have been valued at their respective fair value.

h)     Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement or the interest rate for savings accounts of Banco de la Nación Argentina, in effect at the moment of the acquisition or incurrence of such assets or liabilities.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules) net of a valuation allowance for non-recoverable deferred tax assets. As of December 31, 2005 and 2004, the effect of this difference is not material.

i)     Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of December 31, 2005 and 2004, the investment in Link has been adjusted by Ps. 4,538 and Ps. 5,873, respectively, due to the elimination of intercompany profits.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

The Company’s management is not aware of any significant transactions or events affecting EGS, Link and TGU financial statements, and there have been no significant transactions between TGS and these companies between September 30, 2005 and December 31, 2005.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Contract”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: The Company applied the straight-line method assigning specific useful lives for all assets allocated to transportation service and to the NGL production and commercialization. Assets allocated to natural gas transportation service are regulated by Resolutions No. 1,660 and No. 1,903 issued by ENARGAS which establish maximum useful lives applicable to each component of such assets.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.  Gain or loss on retirement of these assets is recognized in income in the year in which such retirement occurs.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The financial charges generated by external financing used to fund the construction of long-lived assets is capitalized within “Property, Plant and Equipment, net” until the corresponding asset is ready for its intended use. For the fiscal year ended December 31, 2005, the Company has capitalized financial charges for Ps. 6,294.

Based on the projections made as discussed in Note 2.a), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

k)

Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.b), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 was amortized over a five-year period. The cost of the acquisition of licenses is being amortized over a five-year period.

Through December 15, 2004, costs incurred as a consequence of entering into contracts to hedge the Company from fluctuations in interest rates were deferred over the term of the related loans. In addition, up to December 15, 2004, arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, were deferred over the term of the related debt. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Consequently, the Company charged to expense (i) unamortized hedging costs, (ii) unamortized Global Program and notes issuance costs, and (iii) other costs incurred in connection with the restructuring process.

l)

Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated financial statements.

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Income tax expense for the fiscal years ended December 31, 2005 and 2004 consists of the following:

	2005	2004
Estimated current income tax expense	(611)	(309)
Deferred income tax expense	(113,566)	(98,671)
Change in valuation allowance	101,362	88,414
Income tax expense	(12,815)	(10,566)

The components of the net deferred tax asset as of December 31, 2005 and 2004 are the following:

Non current deferred tax assets and liabilities	2005	2004
Allowance for doubtful accounts	98	98
Deferred revenues	(800)	(849)
Present value other receivables	3,387	775
Government bonds impairment	-	6,496
Deferred earned interests	-	(367)
Property, plant and equipment, net	(84,050)	(84,914)
Intangible assets, net	-	(1,498)
Other provisions	848	17,765
Provision for contingencies	8,574	7,378
Exchange difference (1)	29,001	58,002
Foreign exchange gain generated by current investments	(1,198)	-
Accrued interest from loans	11,548	-
Vacation allowance	1,382	-
Tax loss carryforwards	269,434	348,904
Valuation allowance	(144,549)	(245,911)
Net deferred tax asset	93,675	105,879

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the fiscal years ended December 31, 2005 and 2004 as follows:

	2005	2004
Pre-tax income	230,322	158,494
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(80,613)	(55,472)
Permanent differences at statutory income tax rate
- Inflation adjustment	(35,908)	(37,204)
- Equity in earnings of affiliates	979	(164)
- Change in valuation allowance	101,362	88,414
- Others, not individually significant	1,365	(6,140)
Total net income tax expense	(12,815)	(10,566)

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	988,635	2007
Utilization in 2005	(218,823)
Accumulated tax loss carryforward	769,812

(1)

Remainder after the filing of the tax return form for fiscal year 2004.

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2005 and 2004, the Company recognized a valuation allowance of Ps. 144,549 and Ps. 245,911 against its deferred tax assets, respectively.

m)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is more likely than not that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

This tax credit has been recorded at its present value according to what it is mentioned in Note 2.g). Based on the projections made as discussed in Note 2.a), the net book value of the asset tax does not exceed its recoverable value.

The breakdown of the asset tax credit as of December 31, 2005 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	21,618	2015
Asset tax credit calculated at its nominal value	82,088
Discount to present value	(2,003)
Balance at the end of the year	80,085

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust the remaining balance of the tax loss carryforward included in the tax return at the end of each fiscal year, which based on the income projections, will be utilized before it expires.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and the experience of the Company’s legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under “Cumulative inflation adjustment to common stock”, line item in the Statement of Changes in Shareholders’ Equity.

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Statement of income accounts

Accounts relating to the statement of income have been restated considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets valued at their acquisition cost have been restated to reflect the effects of the inflation as described in Note 2.b).

-Equity in earnings / (losses) of affiliates were determined on the basis of TGS’ affiliates’ results and were disclosed under “Equity in earnings / (losses) of affiliates”.

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the fiscal years ended December 31, 2005 and 2004 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues less operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expenses, net, equity in earnings / (losses) of affiliates, net financial expense and income tax expense.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues among the business segments during the reported periods.

As of and for the year ended December 31, 2005	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	460,008	546,302	58,428	-	1,064,738
Operating income / (loss)	202,787	258,470	15,952	(34,312)	442,897
Depreciation of property, plant and equipment	141,211	29,251	13,664	2,867	186,993
Additions to property, plant and equipment (includes work in progress)	140,388	23,015	4,034	4,093	171,530
Identifiable assets	3,882,854	473,787	183,561	657,028	5,197,230
Identifiable liabilities	68,145	61,074	8,067	2,635,837	2,773,123

For the year ended December 31, 2004
Net revenues	434,343	506,270	53,471	-	994,084
Operating income / (loss)	199,439	276,038	10,780	(32,507)	453,750
Depreciation of property, plant and equipment	135,318	27,509	13,858	4,606	181,291
Additions to property, plant and equipment (includes work in progress)	86,614	12,605	2,578	7,588	109,385
Identifiable assets	4,004,438	452,309	194,852	493,872	5,145,471
Identifiable liabilities	68,543	43,476	4,838	2,822,014	2,938,871

The Company renders services of its gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). The principal customers in terms of net revenues from gas transportation for the fiscal years ended December 31, 2005 and 2004 are as follows:

	2005	2004
MetroGas S.A.	173,518	171,573
Camuzzi Gas Pampeana S.A.	83,696	77,914
Gas Natural BAN S.A.	64,477	60,847
Petrobras Energía	25,173	25,522
Camuzzi Gas del Sur S.A.	22,542	19,153
Profertil	11,577	11,592
Repsol-YPF	16,853	11,205

The principal customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the fiscal years ended December 31, 2005 and 2004 are as follows:

	2005	2004
PIFC	383,871	364,535
Polisur	141,547	132,231

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2005 AND 2004

		2005	2004
a)	Current trade receivables
	Gas transportation
	MetroGAS S.A.	16,828	17,515
	Camuzzi Gas Pampeana S.A.	8,252	7,491
	Gas Natural BAN S.A.	7,489	6,834
	Camuzzi Gas del Sur S.A.	1,982	1,720
	Profertil	1,183	1,176
	Repsol-YPF	5,758	981
	Related companies	4,899	5,255
	Others	11,860	7,906
	Subtotal	58,251	48,878

	NGL production and commercialization
	Polisur	10,909	17,508
	Repsol-YPF	2,709	3,166
	Related companies	68,751	27,128
	Others	12,830	14,602
	Subtotal	95,199	62,404

	Other services
	Pan American Energy LLC (Argentine Branch)	7,350	6,629
	Profertil	3,305	3,246
	Consorcio Yacimiento Ramos	1,525	2,264
	Related companies	4,459	6,570
	Others	10,443	8,793
	Subtotal	27,082	27,502

	Allowance for doubtful accounts (Exhibit E)	(920)	(920)
	Total	179,612	137,864

b)	Other current receivables
	Tax credits	8,004	34,696
	Prepaid insurance expense	4,369	3,680
	Other prepaid expenses	445	1,092
	Guarantee deposits (1)	560	71,203
	Advanced payments to suppliers	1,388	15,217
	Others	7,014	5,513
	Total	21,780	131,401
	(1) Includes Ps. 64,558 corresponding to the guarantee deposits delivered to the pipeline supplier used for the expansion of the San Martín pipeline.

c)	Non-current trade receivables
	Other services
	Pan American Energy LLC (Argentine Branch)	2,368	6,838
	Profertil	16,025	17,027
	Total	18,393	23,865

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		2005	2004
d)	Other non-current receivables
	Deferred income tax (Note 2.k)	93,675	105,879
	Asset tax credit (Note 2.l)	80,085	57,746
	Easement expense to be recovered (Note 9.b)	4,233	4,233
	Tax credit certificates	-	9,246
	Others	4,169	4,007
	Total	182,162	181,111

e)	Current accounts payable
	Suppliers	91,146	83,830
	Advanced payments from customers	31,968	17,530
	Related companies (Note 10)	4,978	7,146
	Total	128,092	108,506

f)	Taxes payable
	Asset tax, net	6,364	6,539
	Turnover tax	1,539	778
	Value added tax (“VAT”)	-	1,221
	Tax on exports	702	9,434
	Others	2,595	2,396
	Total	11,200	20,368

g)	Other liabilities
	Provisions for contingencies (Exhibit E)	24,497	21,081
	Provisions for Gas del Estado lawsuit (1)	43,326	45,254
	Other provisions	689	992
	Total	68,512	67,327

h)	Non-current accounts payable
	Advanced payments from customers	17,221	11,112
	Total	17,221	11,112

(1) Net of the cost of Cordillerano Pipeline expansion, which amounted to Ps. 17,314 and Ps 15,212 as of December 31, 2005 and 2004, respectively (Note 9.a.).

5.  SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of each year are as follows:

	As of December 31,
	2005	2004
Cash and deposits in banks	2,418	10,116
Current investments, net	510,526	325,777
Current investments with original maturity longer than three months	-	(96)
Total	512,944	335,797

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Non-cash transactions are as follows:

	As of December 31,
	2005	2004
Supplier financing to acquisition of Properties, plant and equipments	7,337	5,525
Financial charges capitalization	(1,647)	-

6.

LOANS

Detailed information of TGS’s debt profile as of December 31, 2005 and 2004 is as follows:

	2005	2004
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	63,930	75,077
Privately placed notes	9,875	12,416
Inter-American Development Bank (“IDB”) loans	34,835	41,375

1999 EMTN Program: Series 2 notes	379	7,129
Interests payable	7,510	9,185
Leases (rates between 7.65% and 9.00%)	2,765	3,206
Total current loans	119,294	148,388

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	625,675	748,834
Privately placed notes	96,995	115,268
IDB loans	341,371	408,075

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	774,061	760,531
Privately placed notes	119,958	117,861
IDB loans	422,258	414,877

Interests payable	32,995	2,053
Leases (rates between 7.65% and 9.00%), due through 2008	3,130	5,301
Total non-current loans	2,416,443	2,572,800
Total loans	2,535,737	2,721,188

(1) Corresponds to notes that were not tendered in the exchange.

Debt Restructuring:

In December 2004, TGS concluded the restructuring process of its outstanding indebtedness (“existing debt obligations”). The restructuring, to which 99.76% of the Company’s creditors whose debt was proposed to be restructured consented, consisted of (i) a cash payment in respect of principal, (ii) a cash payment in respect of past due interest and (iii) the exchange of the existing debt obligations for(a) newly issued notes (to holders of existing notes), (b) privately placed notes (to holders of existing bi-lateral loans) and (c) amended and restated loan agreements (the “Amended Loan Agreements”) in the case of the IDB.

The cash payment consisted of (i) the repayment of an amount equal to 11% of principal of the existing debt obligations owed to those creditors who gave their consent to the restructuring and (ii) a payment in respect of accrued and unpaid interest on the existing debt obligations, calculated at the contractual interest rate applicable to the relevant existing debt obligation until December 31, 2003 and at an annual rate of 6.18% from January 1, 2004 to December 15, 2004. Such payment in respect of past due interest was made in settlement of all claims for accrued and unpaid interest, including default interest.

The new notes (notes and privately placed notes) were issued and the Amended Loan Agreements were entered into, in respect of the remaining 89% of the principal amount of the relevant existing debt obligation (collectively, the “new debt obligations”) and can be categorized as three separate “tranches”: A, B-A and B-B.

The principal terms of the Company’s new debt obligations are as follows:

Description	Tranche A	Tranches B-A y B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount	US$ 409,044,874 y US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interests	Ranging from an annual rate of 5.3% for the first year to 7.5% in the sixth year, payable on a quarterly basis

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis.

The Tranche B-A debt obligations may also accrue additional interest at an incremental annual interest rate ranging from 0.75% to 2%, subject to, if applicable, the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

The new debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization,” the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA (each as defined in the new debt obligations)) for the applicable fiscal period and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010.  The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders.  The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.  Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s new debt obligations following the applicable reference period.  The Company expects the payments with respect to a fiscal year period to generally be made on May 1, if any such payment is required to be made.  Any early amortization amounts payable must first be paid in respect of the Tranche A debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and next be paid in respect of the Tranche B-A debt obligations and Tranche B-B debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	2006	2007	2008	2009	2010	2011	2012	2013
Tranche A	109	144	252	320	348	-	-	-
Tranches B-A and B-B	-	-	-	-	-	540	580	196

The new notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes, other than the privately placed notes (which will not be registered on any exchange), was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") as well as the Mercado Abierto Electrónico (“MAE”).

Covenants:

The Company is subject to several restrictive covenants under its new debt obligations which include, among others, the following:

i)

The Company may not incur new debt, except for the following, among others:

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b.

Debt for the refinancing of the restructured debt.

c.

As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This cap decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d.

Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e.

Debt related to hedging or foreign currency agreements, provided that such agreements are not entered into for speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the normal course of business.

ii)

The Company may not make capital expenditures, other than the following capital expenditures, among others:

a.

Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from customers and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

b.

Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any fiscal year the total amount of capital expenditures is lower than the specified maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each fiscal year.

d.

Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the new debt obligations) is lower than 3.00.

iii)

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases up to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA to the consolidated interest expense (as each of those terms is defined in the new debt obligations for the purpose of calculating the ratio).

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, for as long as the new debt obligations remain outstanding.

iv)

Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction, or the total amount of the sales made during the fiscal year does not exceed US$ 3 million.

-

Derivative financial instruments:

Interest rate caps

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements had been recorded as “Intangible assets” and was amortized over the term of the loan agreement as of December 15, 2004, the date at which TGS carried out the exchange of previously existing debt obligations. The remaining net book value at that date was charged to expense in fiscal year 2004.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the time of privatization and could be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law.

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investment programs and financing, rates of return and tariffs, etc, and (iii) a schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which provides for, among other things, a tariff increase of 10% effective as from 2005, an overall tariff review to become effective beginning 2007 and requires TGS’s abandonment and the abandonment of its shareholders of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, as well a mandatory requirement that the Company holds the Argentine government harmless from any claim or lawsuit filed by its shareholders or reimburse the Argentine government for any amount paid by it to its shareholders in connection with any such claim or lawsuit.

As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it choosing instead to seek to reach an overall agreement with UNIREN by the end of 2004 (in line with what had been originally outlined by UNIREN in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During a hearing held on April 27, 2005, UNIREN reaffirmed its offer of a 10% tariff increase and its proposal to continue the process of the overall tariff revision, so that the resulting tariff adjustments will come into effect during 2006. Regarding the abandonment of claims against the Argentine government resulting from the Public Emergency Law, UNIREN outlined a first stage that included the postponement of the potential claims by the Company and its shareholders, prior to a renegotiation of the License, to be followed by the abandonment of any such claims by TGS or its shareholders to any claim or lawsuit, and the agreement to hold harmless the Argentine government. TGS informed UNIREN that, regarding the original proposal, it is imperative to negotiate an overall agreement of the License and, since some points of the UNIREN proposal required improvement, the Company expressed its willingness to continue discussing it.

In June and November 2005, TGS received two proposals from UNIREN which are in line with the previous one. It also established, as an additional condition, the Company’s abandonment and of any of its shareholders, from any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase is insufficient and committed not to make any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement is reached. Moreover, TGS stated that is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they have not initiated nor do they have the intention of initiating in the future a claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., has been initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and it would consider resigning to its claim only in the case that Ponderosa would be fairly compensated.

In accordance with the last extension, the validity of the Public Emergency Law is as of December 31, 2006.

The NGL production and commercialization and Other services segment is not regulated by the ENARGAS, and as it is provided in the Transfer Contract, is organized as a branch within the Company, keeping accounting information separately.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of said company.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the MEG started its operations in August 2005, it has not started yet with respect to the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree N° 180/04 and Resolution N° 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund (“the Trust Fund”) which aim is to finance gas transportation system expansions.

In 2005, the first Trust Fund was constituted with the purpose of financing the expansion of the San Martín pipeline transportation capacity for approximately 2.9 MMm3/d, which started operations at the end of August 2005. The Trust Fund invested approximately US$ 311 million, which will be repaid with the 20% of the revenues generated by the additional firm contracted capacity plus an additional specific charge, which will be finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. The Company invested approximately US$ 40 million in the expansion (including VAT for an amount of US$ 7 million), which will be recovered with the 80% of the revenues obtained from the additional transportation capacity. Additionally, TGS was the project manager for the expansion project, which was concluded according to the schedule. As of December 31, 2005, the Trust Fund owes TGS Ps. 8.4 million.

d)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

i)

  the net proceeds of a new competitive bidding.

8.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital stock of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994 approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by Ps. 237,186 to a total of Ps. 794,495 in Argentine pesos of that date.

As of December 31, 2005 the Company’s common stock that has been subscribed, paid in and issued is as follows:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” common shares	405,192,594
Class “B” common shares	389,302,689
Total common shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by class “B” shares. Such class “B” common shares were sold in two stages: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company’s common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic’s authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit.  This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax revenues, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the new debt agreements. (For further information, see Note 6- Covenants).

9.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company’s pipeline. The Company denied the claim on the grounds that it acquired the rights to these compressor plants as part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, an initial judgement was rendered upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular No. 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the initial judgment and ordered the Company to pay the fair value of such plants based on an expert’s assessment to be performed and decided to defer the litigation expenses until the compressor plants’ fair value resulting from the expert’s assessment could be determined. The Company has recorded such plants as "Property, plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. Moreover, in October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”). In August 2003, the SCJ sustained GdE’s claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets (such price to be determined by a court appointed expert) plus interest and litigation expenses. The court-appointed experts assessed the price of the compressor plants at approximately Ps. 13.2 million and in September 2004, the court of original jurisdiction ordered TGS to pay the amount determined by the experts plus VAT, interest and litigation expenses. Subsequently, TGS appealed against the sentence before the Chamber of Appeals, which ordered that the amount that TGS paid at the moment of the privatization with respect to one of the plants had to be discounted from the amount assessed by the court-appointed experts. As of December 31, 2005, TGS has booked an allowance of Ps. 60.9 million which was estimated considering the amount determined by the judge and the deduction ordered by the Chamber. At the beginning of 2006, TGS paid Ps. 13.2 million as litigation expenses.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Executive Branch through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets. Therefore, the cost of the works was recorded under “Other Liabilities”, offsetting the provision mentioned in the last paragraph.

a)

In 1999, the Company received a claim brought by the Tax Bureau of the province of Río Negro pursuing the collection of stamp tax which, according to the tax claim, would be applicable over gas transportation contracts and services offer letters between TGS and its shippers. The amount claimed totaled Ps. 438 million (including fines and interest calculated as of April 30, 2001). Moreover, in 2001, the Tax Bureau of the province of Neuquén filed a claim against TGS pursuing the collection of stamp tax related to the offer letters for the rendering of the gas transportation services to its customers. Such claim amounted to Ps. 219 million (which does not include fines nor interests).

Against both claims, the Company filed a declaratory action before the SCJ, requesting the court to rule on the legitimacy of the Tax Bureaus’ claims. The SCJ granted injunctions to prevent the provinces from attempting to collect the aforementioned taxes until a final ruling is issued on the subject. Finally in November 2005, the SCJ refused the Province of Río Negro the right to tax the contracts and the transportation offer letters. The Tax Bureau of the province of Neuquén withdrew its claim through Resolution No. 705/05.

b)

In the framework of the Tax Agreement subscribed by the National Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution N° 4,560/3, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, TGS filed an administrative appeal before the Tax Court of the Province of Buenos Aires; the resolution is still pending as of the date of the issuance of these consolidated financial statements.

In November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge with respect to the inclusion of the NGL production and commercialization activity under the tax exemption mentioned before.

As of December 31, 2005, TGS recorded a provision of Ps. 20.5 million based on the estimative payment to be made in case this claim were solved in an unfavorable manner.

c)

In February 2005, the CNV determined that some notes issued in 2004 (see Note 6) for US$ 178 million did not fulfill the requirements provided by article 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. Therefore, if CNV’s interpretation prospers those notes would not be entitled to the benefits of the tax exemption provided by the Law No. 23,576 and thus, the Company might be exposed to a contingency for the payment of the withholding income tax corresponding to the interests paid.

On February 18, 2005, TGS filed an appeal before the CNV alleging sufficient grounds to support the applicability of the Art 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. The CNV responded against the Company’s appeal and on July 8, 2005, TGS filed an appeal before the Ministry of Economy. This ministry has not issued a determination as of the date of the issuance of these consolidated financial statements.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered into the Technical Assistance Agreement with EPCA, in compliance with the provisions of the Bid Package and the Transfer Contract. The term of the Technical Assistance Agreement is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement in favor of Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras is in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount.

As of December 31, 2005 and 2004, the outstanding balance corresponding to senior management compensations amounted to Ps. 96 and Ps. 118, respectively. On the other hand, the accrued amounts for such compensations, as of December 31, 2005 and 2004, were Ps. 261 and Ps. 153, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2005 and 2004 is as follows:

	2005		2004
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
EPCA	-	-	20	-
CIESA	-	-	37	-
Petrobras Energía	5,622	2,840	5,223	5,967
Affiliates with significant influence:
Link	192	-	173	-
TGU	259	-	52	-
EGS	-	-	3,449	1,181
Other related companies:
PIFC	68,599	-	27,073	-
Área Santa Cruz II U.T.E.	345	-	134	-
Quintana y Otros U.T.E.	945	-	946	-
Refinor S.A.	834	-	595	-
WEB S.A.	914	-	915	-
Petrolera Santa Fe S.A.	39	2,138	80	-
Total	77,749	4,978	38,697	7,148

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The detail of significant transactions with related parties for the fiscal years ended December 31, 2005 and 2004 is as follows:

Fiscal year ended December 31, 2005

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,173	21,189	16,019	3,643	210	32,880	-
Affiliates with significant influence:
Link	-	-	876	-	-	-	-
TGU	-	-	614	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFC	-	383,871	-	-	-	-	-
Petrolera Santa Fé S.A.	-	-	-	2,879	-	-	-
Refinor S.A.	-	-	2,157	-	-	-	-
Quintana y Otros U.T.E.	3,107	-	-	-	-	-	-
WEB S.A.	3,003	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,472	-	-	-	-
Total	31,283	405,060	21,461	6,522	210	32,880	206

Fiscal year ended December 31, 2004

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	2,214	17,619	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,522	24,534	16,205	4,859	-	13,699	-
Affiliates with significant influence:
Link	-	-	847	-	-	-	-
TGU	-	-	1,317	-	-	-	-
EGS	-	-	3,343	-	-	-	-
Other related companies:
PIFC	-	364,535	-	-	-	-	-
Petrolera Santa Fe S.A.	307	-	-	3,377	-	-	-
Refinor S.A.	-	-	2,249	-	-	-	-
Quintana y Otros U.T.E.	3,104	-	-	-	-	-	-
WEB S.A.	2,492	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,316	-	-	-	-
Total	31,425	389,069	25,277	8,236	2,214	31,318	206

#

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

                                                   except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

11. SUBSIDIARY AND AFFILIATES

Telcosur:

In September 1998, TGS’s Board of Directors approved the creation of Telcosur, whose purpose is to render telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of this company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted a license to Telcosur to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, Telcosur obtained from the National Communication Commission the rights for most of the frequencies necessary for its operations. On July 1, 2000, Telcosur began operations.

The Ordinary Unanimous Shareholders’ Meeting of Telcosur held on May 23, 2005 decided the capitalization of the nominal value and the inflation adjustment of the irrevocable capital contributions and the cumulative inflation adjustment to common stock, thus the Common Stock increased by Ps. 4,410.

Link:

Link was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which links TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

The Shareholders’ Meeting held on April 29, 2005 decided to refund the total amount of the irrevocable capital contributions outstanding at that date, which was carried out in May 2005. Additionally, this meeting determined the capitalization of retained earnings for Ps. 1,000 and the balance of “Cumulative inflation adjustment to common stock” account for Ps. 14, in proportion to the current shareholding.

TGU:

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. The company’s corporate purpose is the rendering of services of operation, inspection, and assist in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche.

EGS:

In September 2003, EGS, a company registered in Argentina was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).  The main business of EGS is the construction, ownership and operation of the pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2005 decided to increase the common stock in Ps. 225, through the issuance of 225,000 ordinary shares of par value Ps. 1, which were subscribed in proportion to the current shareholding in August 2005.

Jorge Casagrande

Chairman

#

#

EXHIBIT B

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

INTANGIBLE ASSETS, NET

		2005										2004
		Original cost				Amortization						
								Expense for the year				
Deferred charges		Beginning of the year	Additions	Decreases	End of the year	Accumulated at beginning of the year	Decreases	Amount	Rate %	Acummulated at the end of the year	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	66,974	-	-	66,974	56,628	-	10,346 (2)	(3)	66,974	-	10,346
License acquisition costs		1,173	-	-	1,173	234	-	236 (2)	(3)	470	703	939
Total 2005		68,147	-	-	68,147	56,862	-	10,582		67,444	703	
Total 2004		125,471	38,857	96,181	68,147	72,905	32,651	16,608		56,862		11,285

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,647.
(2) Included in "Operating costs". See Exhibit H.
(3) See Note 2.k).

Jorge Casagrande
Chairman

EXHIBIT C

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

NON-CURRENT INVESTMENTS

	2005											2004
	Description of securities					Issuer information						
						Last financial statements issued						
Name and issuer	Face value	Amount	Cost	Book value		Main business	Date	Common stock	Net income for the period	Shareholder's equity	% of Common Stock	Book value
Gas Link S.A.	$1	502,962	503	678	(1)	Pipeline´s construction and operation services	09/30/05	1.026	4,587	10,645	49.00	195 (1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	215	(2)	Pipeline maintenance	09/30/05	28	2	388	49.00	206 (2)
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	96		Pipeline´s construction and operation services	09/30/05	237	133	196	49.00	(75) (3)
				989								326

(1) Includes the elimination of intercompany profits. See Note 2.i).
(2) Includes the proportional participation in the "Currency translation adjustment" of the financial statements of the company.
(3) Disclosed in "Other Liabilities".

Jorge Casagrande
Chairman

EXHIBIT E

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

ALLOWANCES AND PROVISIONS

Main account		Beginning of the year	Additions	Decreases	End of the year
Deducted from assets					
Allowance for write-down of government bonds	2005	-	-	-	-
	2004	8,294	-	(8,294)	-
Allowance for doubtful accounts	2005	920	-	-	920
	2004	1,542	-	(622)	920
Allowance for deferred tax assets	2005	245,911	-	(101,362)	144,549
	2004	334,325	-	(88,414)	245,911
Included in liabilities					
Provision for contingencies (1)	2005	21,081	9,231	(5,815)	24,497
	2004	8,511	13,518	(948)	21,081

(1) Such provision is included under "Other liabilities".

Jorge Casagrande
Chairman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2005 and 2004, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Argentina.

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina which differ from accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires, Argentina

February 8, 2006

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

                     Ruben O. Vega

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Footnotes